Exhibit 99.(d)(xvi)

LONG TERM PERFORMANCE RIDER

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”). If the provisions of this Rider and those of the Policy do not agree, the provisions of the Rider will apply. Please read it carefully. Definitions used in this Rider and in the Policy are capitalized and incorporated in the Rider provisions below.

Rider Benefit Summary – While this Rider is In Force, it provides additional term coverage on the Insured and may provide higher long term cash values under the Policy. The Face Amount of this Rider contributes to the Total Face Amount, and consequently, to the Death Benefit of the Policy. Death Benefit Proceeds are payable to the beneficiary as described in the Policy. This Rider has no Accumulated Value of its own but affects the Policy’s Accumulated Value because charges reduce the Policy’s Accumulated Value as described below, and credits, if any, increase the Policy’s Accumulated Value. There are Rider Charges associated with this Rider and this Rider increases the Maximum Surrender Charges under the Policy.

Insured – As used in this Rider, the Insured means the individual covered under the Policy’s Basic Life Coverage, shown in the Policy Specifications.

Rider Coverage Layer – The Rider Coverage Layer is a layer of insurance coverage under this Rider. There may be one or more Rider Coverage Layers. Any elective increase in Rider Face Amount will comprise a new Rider Coverage Layer. Each Rider Coverage Layer has its own Face Amount, Risk Class, Coverage Layer Date, and set of charges including Maximum Surrender Charges which are shown in the Policy Specifications for the initial Rider Coverage Layer. The Face Amount, Risk Class, effective date, Coverage Layer Date and set of charges including Maximum Surrender Charges for any Rider Coverage Layer added after the Policy Date will be shown in a Supplemental Schedule of Coverage sent to the Address on Record at that time. The Coverage Layer Date and the Rider Coverage Charge associated with each Rider Coverage Layer remain unchanged, even if that Rider Coverage Layer is reduced to zero, until this Rider is terminated.

Rider Face Amount – The Rider Face Amount is the sum of the Face Amounts of all Rider Coverage Layers under this Rider.

Elective Increase in Rider Face Amount – An elective increase in Rider Face Amount is an increase to the Face Amount of this Rider that You apply for after the Policy Date. If the Policy allows elective increases in Face Amount, then increases in Rider Face Amount may be permitted.

We reserve the right in our sole discretion to restrict any elective increase in Rider Face Amount to one per Policy year. In such case, the effective date of the increase will be the Policy anniversary on or next following the date Your application In Writing is approved by Us or any other Policy anniversary you request, and we approve. Any restrictions to an elective increase in Rider Face Amount will apply uniformly to all members of the same Class.

Decrease in Rider Face Amount – You may request to decrease the Rider Face Amount, subject to the provisions in the Policy. Coverage will be decreased as described in the Policy Specifications.

RIDER AND TERMINATION CHARGES

Rider Charge – There will be a charge for this Rider on each Monthly Payment Date prior to the Monthly Deduction End Date. This Rider Charge is described in the Policy Specifications.

Termination Charge – Upon Rider Termination, a Termination Charge may reduce the Policy’s Accumulated Value under certain conditions as described in the Policy Specifications.

If the Policy’s Net Accumulated Value after a Termination Charge has been deducted is insufficient to provide for the Policy’s Monthly Deductions, the Policy will enter the Grace Period as described in the Grace Period provision of the Policy.

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The Maximum Termination Charge is shown in the Policy Specifications. We may charge less than such maximum charge. Any lesser charge will apply uniformly to all members of the same Class.

Effect on the Policy – While this Rider is In Force, the Maximum Surrender Charges under the Policy are increased based upon the Face Amount of each Rider Coverage Layer as of its Coverage Layer Date.

GENERAL PROVISIONS OF THIS RIDER

Rider Conversion – This Rider and the Rider Face Amount are eligible for conversion depending upon the presence of, and as provided in, any conversion benefits added by Policy, endorsement, or rider.

Rider Reinstatement – If the Policy lapses and is later reinstated under its Reinstatement provision, then as long as this Rider was in effect on the date the Policy ceased to be In Force, this Rider will also be reinstated.

Effective Date – This Rider is in effect on the Policy Date and stays In Force until it terminates as described in Rider Termination.

Rider Termination – This Rider will terminate on the earlier of:

•	Your Written Request;
•	The date the Rider Face Amount reduces to zero; and
•	The date the Policy ceases to be In Force.

Upon Rider Termination, all Rider Charges and any benefits associated with this Rider will be terminated, a Termination Charge may reduce the Policy’s Accumulated Value as described in Termination Charge.

Effect of Additional Benefits on Rider Provisions – Your Policy may include additional benefits that were added by rider or endorsement. These rider and endorsement forms may include provisions that replace or amend provisions in this contract. Alternatively, the provisions in this Rider may replace or amend provisions in additional benefits that were added by rider or endorsement. Please read the entire Policy, including this Rider and all other forms carefully.

Conformity with IIPRC Standards – This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards. If there is any Rider provision that conflicts with any IIPRC standards in effect as of the date this Rider is approved by the IIPRC, then that provision is amended to conform to the applicable IIPRC standard in effect on the date of such approval.

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]	[(800) 347-7787]

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